Swift Energy Company
The following information supplements the Preliminary Prospectus dated May 16, 2007, filed pursuant to Rule 433, Registration Statement No. 333-143034

Issuer:	Swift Energy Company
Guarantor:	Swift Energy Operating, LLC
Security Description:	Senior Notes
Distribution:	SEC Registered
Face:	$250,000,000
Gross Proceeds:	$250,000,000
Coupon:	7.125%
Maturity:	June 1, 2017
Offering Price:	100.000%
Yield to Maturity:	7.125%
Spread to Treasury:	+237 basis points
Benchmark:	UST 4.5% due 5/15/2017
Ratings:	B1/BB-
Interest Pay Dates:	June 1 and December 1
Beginning:	December 1, 2007
Equity Clawback:	Up to 35% at 107.125%
Until:	June 1, 2010
Optional redemption:	Makewhole call @ T+50bps prior to June 1, 2012, then:

On or after:	Price:

June 1, 2012	103.563%
June 1, 2013	102.375%
June 1, 2014	101.188%
June 1, 2015 and thereafter	100.000%

Change of control:	Put @ 101% of principal plus accrued interest
Trade Date:	May 17, 2007
Settlement Date: (T+10)	June 1, 2007
CUSIP:	870738AF8
ISIN:	US870738AF81
Denominations:	2,000x1,000
Bookrunners:	JPMorgan
Credit Suisse
Co-Managers:	Jefferies & Company
UBS Investment Bank
Natexis Bleichroeder Inc.
BNP PARIBAS
Calyon Securities (USA)
Comerica Securities
SOCIETE GENERALE
Wells Fargo Securities
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-270-3994.